Exhibit (a)(1)(v)

Forms of Letters from the Fund
to Investors in Connection with Acceptance of Offers of Tender

A&Q Alternative Fixed-Income Strategies Fund LLC

This letter is being sent to you if you tendered units of the Fund.

Dear Investor:

A&Q Alternative Fixed-Income Strategies Fund LLC (the "Fund") has received and accepted your tender request.

Because you tendered units of limited liability company interest of the Fund ("Units"), a promissory note is being held on your behalf by the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), as payment of your tender proceeds.  Unless the tender offer has been oversubscribed, the promissory note, in the amount of 100% of the amount requested, will be paid as cash becomes available to the Fund, and is expected to be paid, in one or more installments, in full within 60 days after September 30, 2015.

In the event that it is later determined, subsequent to the tender offer's valuation date of September 30, 2015, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional share of the aggregate tender offer amounts payable by the Fund.  In that case, you will remain an investor in the Fund with respect to your Units that are not purchased.

Payments of cash in respect of the promissory note will be wired directly into your UBS Financial Services brokerage account if you have a UBS Financial Services account.  If you do not have a UBS Financial Services account, the cash payments will be mailed in the form of a check directly to you at your mailing address as listed in the Fund's records.

The Fund may be required to report to the Internal Revenue Service and furnish to you the cost basis and holding period for certain tendered Units (such Units are referred to as "Covered Units").  The Fund has elected the average cost single category ("ACSC") method as the default cost basis method for the purposes of this requirement.  If you wish to accept the ACSC method as your default cost basis calculation method in respect of Covered Units in your account, you do not need to take any additional action.  If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of Covered Units in your account, you must complete the enclosed cost basis election form, and mail or fax your completed form to BNY at the address/fax number listed on the form.

Should you have any questions, please feel free to contact BNY at (877) 431-1973.

Sincerely,

A&Q Alternative Fixed-Income Strategies Fund LLC

A&Q Alternative Fixed-Income Strategies LLC

This letter is being sent to you if you tendered units of the Fund – Payment of Cash Amount.

Dear Investor:

Enclosed is a statement showing the breakdown of your withdrawal resulting from the repurchase of the requested units of limited liability company interest ("Units") of A&Q Alternative Fixed-Income Strategies Fund LLC (the "Fund").

Because you tendered Units of the Fund, you have previously been issued a promissory note entitling you to receive 100% of the repurchase price [(as adjusted for pro ration caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of September 30, 2015, in accordance with the terms of the tender offer.  A cash payment of [approximately] [__]% of the repurchase price is being wired directly into your UBS Financial Services brokerage account at this time if you have a UBS Financial Services account.  If you do not have a UBS Financial Services account, the cash payment is enclosed in the form of a check.  [Any balance remaining on the promissory note will be paid in one or more additional installments as soon as practicable hereafter.]

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc., at (877) 431-1973.

Sincerely,

A&Q Alternative Fixed-Income Strategies Fund LLC

Enclosure